UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of October 2010

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 1. Minutes of Annual General Meeting dated October  25, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	October 26, 2010

Exhibit 1.

MINUTES OF THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
JACADA LTD.

(THE "COMPANY")

HELD ON OCTOBER 25, 2010

Mr. Gideon Hollander called the Annual General Meeting (the "Meeting") to order at 09:00 AM (Israeli Time) at the offices of the Company, 11 Shenkar Street, Herzliya 46725, Israel, after an advanced written notice was given in accordance with the Company's Articles of Association (the "Articles") to all the Company's shareholders of record as of September 15, 2010. Mr. Hollander called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate, 9,352,160 Ordinary Shares, par value NIS 0.01 per share of the Company, constituting 56.21% of the voting power of the Company.

Mr. Hollander declared that the Meeting could be lawfully held and that a quorum, pursuant to Article 26(b) of the Articles, is present.

Mr. Hollander was appointed as Chairman of the Meeting in accordance with Article 27 of the Articles.

THE AGENDA:

  To elect Ms. Gittit Guberman to the Board of Directors of the Company (the “Board”) to serve as a Class II Director and as an External Director with financial and accounting expertise (as defined in the Israeli Companies Law - 1999) (the “Companies Law”), for a term of three years;
  To approve the compensation package offered to Ms. Guberman and the execution of the Company’s standard directors and officers indemnification agreement with her;
  To approve the grant of options to the Company’s current External Directors to purchase ordinary shares of the Company;
  To approve a reverse stock split of the Company’s share capital and an amendment to the Company’s articles of association necessary to give effect to such reverse stock split;
  To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2010 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board (the “Audit Committee”); and
  To receive and consider the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1       RESOLVED, that Ms.  Gittit Guberman be, and she hereby is, elected to serve as Class II Director and as an External Director with financial and accounting expertise of the Company for a term of three years, and for such additional period until the third Annual Shareholders’ Meeting following this Meeting.

For: 9,070,021 shares constituting 96.98% of the shares voting on this resolution.
Against: 232,366 shares constituting 2.48% of the shares voting on this resolution.
Abstain: 49,773 shares constituting 0.53% of the shares voting on this resolution.

2       RESOLVED, to approve the execution of the Company’s standard directors and officers indemnification agreement with Ms. Gittit Guberman, the grant of options to purchase up to 50,000 Ordinary Shares to Ms. Guberman under the Company’s stock option plan (the “Options”) and to provide Ms. Guberman with the following compensation package (i) a one time payment of NIS 10,000, (ii) an annual payment of NIS 42,000; (iii) payment for every meeting of the Board of Directors or any committee thereof in which she participates (“Participation Compensation”) of NIS 2,200, provided that in the event of participation in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the Participation Compensation and in the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the Participation Compensation; and (iv) and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attending board of directors meetings.

The vesting period of the Options shall be 4 years on an annual basis (25% of the options shall vest at each of the first four anniversaries from the end of the calendar quarter of her being elected to the Board) (provided that if Company is to be consolidated with or acquired by another entity or otherwise experience a change of control in a merger, sale of all or substantially all of the Company’s shares or assets, then such Options which are outstanding and unvested at such time shall, immediately upon the consummation of such transaction,  become fully vested and exercisable), the exercise price per share shall equal the fair market value of the Company’s Ordinary Shares on the date of the Meeting, and the exercise period of such Options shall be until the second anniversary of the termination of Ms. Guberman service with the Company as a director.

For: 8,765,642 shares constituting 93.73% of the shares voting on this resolution.
Against: 576,328 shares constituting 6.16% of the shares voting on this resolution.
Abstain: 10,190 shares constituting 0.11% of the shares voting on this resolution.

3       RESOLVED, to approve the grant of options to purchase 50,000 ordinary shares of the Company to each of the Company’s External directors, Ohad Zukerman and Avner Atsmon. All such Option grants will be governed by the Company’s stock option plans with (i) a vesting period of 4 years (provided that if Company is to be consolidated with or acquired by another entity or otherwise experience a change of control in a merger, sale of all or substantially all of the Company’s shares or assets, then such Options which are outstanding and unvested at such time shall, immediately upon the consummation of such transaction,  become fully vested and exercisable), (ii) an exercise period until the second anniversary of the termination of such director’s service with the Company and (iii) an exercise price equal to the fair market value of the Company’s price per share on the date of the Meeting.

For: 8,762,907 shares constituting 93.70% of the shares voting on this resolution.
Against: 580,337 shares constituting 6.21% of the shares voting on this resolution.
Abstain: 8,916 shares constituting 0.10% of the shares voting on this resolution.

4       RESOLVED, to authorize the Company's management to effect a  reverse stock split with respect to the Company's share capital at a ratio of four (4) for one (1) as may be required in order to meet the Nasdaq Stock Market continued listing requirement of a bid price of at least $1.00 per share.

FURTHER RESOLVED, to approve an amendment to the Company’s Articles of Association such that Article 4 will be restated and replaced with the following:

“4.    SHARE CAPITAL

The authorized share capital of the Company is NIS 300,000 divided into 7,500,000 (seven million five hundred thousand) Ordinary Shares, par value NIS 0.04 per share.”

For: 9,047,533 shares constituting 96.74% of the shares voting on this resolution.
Against: 298,877 shares constituting 3.20% of the shares voting on this resolution.
Abstain: 5,750 shares constituting 0.06% of the shares voting on this resolution.

5       RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2010 and for such additional period until the next Annual Shareholders’ Meeting, such re-appointment having been previously approved by the Audit Committee. The Board shall be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

For: 9,273,954 shares constituting 99.16% of the shares voting on this resolution.
Against: 12,241 shares constituting 0.13% of the shares voting on this resolution.
Abstain: 65,965 shares constituting 0.71% of the shares voting on this resolution.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

                  There being no further business the Meeting was adjourned.

/s/ Gideon Hollander
Chairman - Gideon
Hollander